EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at June 30,	As at December 31,
	2015	2014
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$86,614	$90,223
Term deposits with banks	8,387	4,285
Financial assets, available-for-sale	-	3,952
Accounts receivables, net	879	2,269
Receivables from sales representatives	11,145	7,900
Inventories	151	154
Prepaid expenses and other current assets	29,155	17,027
	136,331	125,810
Non-current assets
Property and equipment	61,799	63,519
Investment properties	84,453	85,546
Intangible assets	29,484	37,732
Long term investment	100	100
Deferred income tax assets	323	196
Other non-current assets	1,920	1,108
	178,079	188,201
Total assets	$314,410	$314,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,459	$9,418
Deferred income and customer prepayments	81,501	84,869
Accrued liabilities	17,277	19,100
Income tax liabilities	3,223	3,848
	109,460	117,235
Non-current liabilities
Accounts payable	294	889
Deferred income and customer prepayments	4,712	3,971
Deferred income tax liabilities	5,407	6,842
	10,413	11,702
Total liabilities	119,873	128,937

Equity attributable to Company’s shareholders
Common shares	532	529
Treasury shares	(200,089)	(200,089)
Other reserves	162,225	161,242
Retained earnings	224,419	209,924
Total Company shareholders’ equity	187,087	171,606
Non-controlling interests	7,450	13,468
Total equity	$194,537	$185,074
Total liabilities and equity	$314,410	$314,011

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 2)	$17,721	$21,022	$35,730	$42,381
Exhibitions	46,096	32,412	46,171	41,272
Miscellaneous	2,137	2,051	4,015	3,813
	65,954	55,485	85,916	87,466
Operating Expenses:
Sales (Note 3)	18,798	18,270	24,693	26,506
Event production	12,197	8,991	12,224	10,742
Community and content (Note 3)	6,677	5,919	10,203	10,335
General and administrative (Note 3 & 4)	10,635	12,819	20,752	26,004
Information and technology (Note 3)	3,245	2,939	6,452	6,012
Total Operating Expenses	51,552	48,938	74,324	79,599
Profit on sale of subsidiary	6,159	-	6,159	-
Profit from Operations	20,561	6,547	17,751	7,867
Interest income	273	311	566	707
Gain on sale of available-for-sale securities	90	-	136	10
Interest expenses	(13)	(45)	(59)	(92)
Profit before Income Taxes	20,911	6,813	18,394	8,492
Income tax expense	(2,684)	(440)	(2,549)	(830)
Net Profit from continuing operations	$18,227	$6,373	$15,845	$7,662
Net Profit/(loss) from discontinued operations, net of income tax	(187)	(293)	(392)	(699)
Net profit	$18,040	$6,080	$15,453	$6,963
Net (profit)/loss attributable to non-controlling interests from:
Continuing operations	(1,562)	712	(1,222)	(242)
Discontinued operations	144	195	264	411
Total	(1,418)	907	(958)	169
Net profit/(loss) attributable to the Company’s shareholders from:
Continuing operations	$16,665	$7,085	$14,623	$7,420
Discontinued operations	(43)	(98)	(128)	(288)
Total	$16,622	$6,987	$14,495	$7,132
Basic net profit/(loss) per share attributable to the Company’s shareholders from:
Continuing operations	$0.55	$0.21	$0.48	$0.22
Discontinued operations	*	*	*	(0.01)
Total	$0.55	$0.21	$0.48	$0.21
Shares used in basic net profit per share calculations	30,232,115	33,422,850	30,164,037	34,052,107
Diluted net profit/(loss) per share attributable to the Company’s shareholders from:
Continuing operations	$0.52	$0.20	$0.46	$0.21
Discontinued operations	*	*	*	(0.01)
Total	$0.52	$0.20	$0.46	$0.20
Shares used in diluted net profit per share calculations	31,743,270	35,183,171	31,534,448	35,672,551

* Diluted net loss per share attributable to the Company’s shareholders from discontinued operations is less than $0.01

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note: 1.	Total revenue from both the continuing operations and discontinued operations during the three months and six months ended June 30, 2015 and 2014 was as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations	$65,954	$55,485	$85,916	$87,466
Discontinued operations	2,535	2,852	4,776	5,341
	$68,489	$58,337	$90,692	$92,807

Note: 2.	Online and other media services consists of:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$16,440	$19,293	$33,201	$39,200
Print services	1,281	1,729	2,529	3,181
	$17,721	$21,022	$35,730	$42,381

Note: 3.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$141	$139	$178	$146
Community and content	31	27	41	(32)
General and administrative	404	347	768	530
Information and technology	56	50	133	120
	$632	$563	$1,120	$764

Note: 4.	General and administrative expenses consist of:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses (gains)	$9,627	$9,395	$18,305	$17,692
Amortization of intangible assets	989	1,354	2,107	4,659
Impairment charge on intangible assets	-	2,238	-	2,238
Foreign exchange losses (gains)	19	(168)	340	1,415
	$10,635	$12,819	$20,752	$26,004